

March 14, 2012

Via E-mail
Kim Sinatra
General Counsel
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:**   **Wynn Resorts, Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 7, 2012**
> **File No. 000-50028**

Dear Ms. Sinatra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Removal Proposal, page 3

1.   Please revise to include a more detailed chronology of the events that led up to the February 18, 2012 board determination of "unsuitability." Please include a brief summary of each relevant board or subcommittee meeting related to the determination, each report or analysis provided by a third party engaged for purposes of investigating and analyzing issues related to this matter, each meeting with Mr. Okada or his representatives related to this matter, and any communication with regulators related to this matter.

2.   Please include a cross-reference to the report provided by Freeh Sporkin & Sullivan LLP which was filed as an exhibit to your Current Report on Form 8-K filed on February 22, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 8

3.   We note your footnotes to the beneficial owner table. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Marsico Capital Management, LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director